Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2023 and 2022

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

	Three months ended		Six months ended
(thousands of U.S. dollars, except per share amounts)	June 30		June 30
	2023	2022	2023	2022
Revenue
Regulated electricity distribution	$326,833	$295,558	$642,435	$576,252
Regulated natural gas distribution	109,539	121,911	380,677	385,345
Regulated water reclamation and distribution	95,861	89,626	183,282	168,257
Non-regulated energy sales	71,694	92,141	150,410	177,901
Other revenue	23,944	20,149	49,694	44,867
	627,871	619,385	1,406,498	1,352,622
Expenses
Operating expenses	241,482	206,330	461,769	418,332
Regulated electricity purchased	98,337	104,125	223,917	203,308
Regulated natural gas purchased	36,180	51,802	173,881	184,368
Regulated water purchased	3,857	3,329	7,726	6,152
Non-regulated energy purchased	3,782	9,646	11,588	22,585
Administrative expenses	25,692	20,107	43,525	37,559
Depreciation and amortization	118,448	112,547	240,089	232,511
Loss on foreign exchange	6,379	4,464	7,815	4,726
	534,157	512,350	1,170,310	1,109,541
Gain on sale of renewable assets	—	—	—	1,200
Operating income	93,714	107,035	236,188	244,281
Interest expense (note 7)	(89,663)	(64,573)	(171,581)	(122,516)
Loss from long-term investments (note 6)	(277,696)	(113,380)	(57,684)	(124,069)
Other net losses (note 16)	(40,367)	(8,652)	(43,829)	(13,382)
Pension and other post-employment non-service costs (note 8)	(5,306)	(2,258)	(10,267)	(4,836)
Gain (loss) on derivative financial instruments (note 21(b)(iv))	1,039	(3,313)	3,205	(2,569)
Loss before income taxes	(318,279)	(85,141)	(43,968)	(23,091)
Income tax recovery (note 15)
Current	(6,300)	(3,409)	(12,800)	(9,713)
Deferred	62,258	26,228	44,057	23,080
	55,958	22,819	31,257	13,367
Net loss	(262,321)	(62,322)	(12,711)	(9,724)
Net effect of non-controlling interests (note 14)
Non-controlling interests	15,439	32,021	42,018	72,963
Non-controlling interests held by related party	(6,349)	(3,086)	(12,399)	(5,661)
	$9,090	$28,935	$29,619	$67,302
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(253,231)	$(33,387)	$16,908	$57,578
Preferred shares, Series A and preferred shares, Series D dividend (note 12)	2,080	2,220	4,172	4,440
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(255,311)	$(35,607)	$12,736	$53,138
Basic and diluted net earnings (loss) per share (note 17)	$(0.37)	$(0.05)	$0.02	$0.08
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Six months ended
(thousands of U.S. dollars)	June 30		June 30
	2023	2022	2023	2022
Net loss	$(262,321)	$(62,322)	$(12,711)	$(9,724)
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $3,418 and $3,038 (2022 - tax expense of $1,037 and tax recovery of $2,273), respectively (notes 21(b)(iii) and 21(b)(iv))	130	(48,440)	15,555	(40,595)
Change in fair value of cash flow hedges, net of tax expense of $3,737 and tax recovery of $178 (2022 - tax recovery of $7,596 and $29,894), respectively (note 21(b)(ii))	36,421	(12,879)	54,286	(71,765)
Change in pension and other post-employment benefits, net of tax recovery of $281 and $445 (2022 - tax recovery of $32 and $30), respectively	(823)	(93)	(1,303)	(86)
OCI, net of tax	35,728	(61,412)	68,538	(112,446)
Comprehensive income (loss)	(226,593)	(123,734)	55,827	(122,170)
Comprehensive loss attributable to the non-controlling interests	(8,693)	(30,375)	(29,407)	(68,055)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(217,900)	$(93,359)	$85,234	$(54,115)
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$100,258	$57,623
Trade and other receivables, net (note 4)	492,844	528,057
Fuel and natural gas in storage	75,693	95,350
Supplies and consumables inventory	152,118	129,571
Regulatory assets (note 5)	136,159	190,393
Prepaid expenses	60,738	58,653
Derivative instruments (note 21)	11,228	12,270
Other assets	19,958	22,564
	1,048,996	1,094,481
Property, plant and equipment, net	12,336,931	11,944,885
Intangible assets, net	97,080	96,683
Goodwill	1,330,987	1,320,579
Regulatory assets (note 5)	1,125,156	1,081,108
Long-term investments (note 6)
Investments carried at fair value	1,213,718	1,344,207
Other long-term investments	507,045	462,325
Derivative instruments (note 21)	66,333	71,630
Deferred income taxes	131,622	84,416
Other assets	110,845	127,299
	$17,968,713	$17,627,613
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	June 30,	December 31,
	2023	2022
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$194,853	$186,080
Accrued liabilities	467,235	555,792
Dividends payable (note 12)	75,223	125,655
Regulatory liabilities (note 5)	74,867	69,865
Long-term debt (note 7)	513,803	423,274
Other long-term liabilities (note 9)	119,495	134,212
Derivative instruments (note 21)	15,687	32,491
Other liabilities	10,317	7,091
	1,471,480	1,534,460
Long-term debt (note 7)	7,569,344	7,088,743
Regulatory liabilities (note 5)	551,708	558,317
Deferred income taxes	580,211	565,639
Derivative instruments (note 21)	86,925	137,830
Pension and other post-employment benefits obligation	124,478	125,579
Other long-term liabilities (note 9)	430,379	461,230
	9,343,045	8,937,338
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	307,955	307,856
Redeemable non-controlling interests	10,767	11,520
	318,722	319,376
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	6,224,770	6,183,943
Additional paid-in capital	4,279	9,413
Deficit	(1,136,208)	(997,945)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(91,737)	(160,063)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,185,403	5,219,647
Non-controlling interests
Non-controlling interests - tax equity partnership units	1,261,067	1,225,608
Other non-controlling interests	337,825	333,362
Non-controlling interest, held by related party (note 13(c))	51,171	57,822
	1,650,063	1,616,792
Total equity	6,835,466	6,836,439
Commitments and contingencies (note 19)
Subsequent events (notes 7(b), 9, 13(a))
	$17,968,713	$17,627,613
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended June 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2023	$6,223,301	$184,299	$776	$(805,515)	$(127,068)	$1,580,027	$7,055,820
Net loss	—	—	—	(253,231)	—	(9,090)	(262,321)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(6,018)	(6,018)
OCI	—	—	—	—	35,331	397	35,728
Dividends declared and distributions to non-controlling interests	—	—	—	(77,449)	—	(14,104)	(91,553)
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Contributions received from non-controlling interests, net of cost (note 3(b))	—	—	—	—	—	98,851	98,851
Common shares issued under employee share purchase plan	1,405	—	—	—	—	—	1,405
Share-based compensation	—	—	3,602	—	—	—	3,602
Common shares issued pursuant to share-based awards	53	—	(99)	(13)	—	—	(59)
Balance, June 30, 2023	$6,224,770	$184,299	$4,279	$(1,136,208)	$(91,737)	$1,650,063	$6,835,466
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the three months ended June 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2022	$6,057,249	$184,299	$1,158	$(315,879)	$(123,398)	$1,471,378	$7,274,807
Net loss	—	—	—	(33,387)	—	(28,935)	(62,322)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(1,529)	(1,529)
OCI	—	—	—	—	(59,972)	(1,440)	(61,412)
Dividends declared and distributions to non-controlling interests	—	—	—	(103,616)	—	(19,230)	(122,846)
Dividends and issuance of shares under dividend reinvestment plan	21,239	—	—	(21,239)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	2,478	2,478
Issuance of common shares under employee share purchase plan	1,149	—	—	—	—	—	1,149
Share-based compensation	—	—	4,042	—	—	—	4,042
Common shares issued pursuant to share-based awards	2,874	—	(4,939)	(1,235)	—	—	(3,300)
Balance, June 30, 2022	$6,082,511	$184,299	$261	$(475,356)	$(183,370)	$1,422,722	$7,031,067

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the six months ended June 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net earnings (loss)	—	—	—	16,908	—	(29,619)	(12,711)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(11,737)	(11,737)
OCI	—	—	—	—	68,326	212	68,538
Dividends declared and distributions to non-controlling interests	—	—	—	(124,451)	—	(33,518)	(157,969)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost (note 3(b))	—	—	—	—	—	107,933	107,933
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Common shares issued under employee share purchase plan	3,113	—	—	—	—	—	3,113
Share-based compensation	—	—	4,695	—	—	—	4,695
Common shares issued pursuant to share-based awards	7,221	—	(9,829)	(238)	—	—	(2,846)
Balance, June 30, 2023	$6,224,770	$184,299	$4,279	$(1,136,208)	$(91,737)	$1,650,063	$6,835,466
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the six months ended June 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079
Net earnings (loss)		—	—	57,578	—	(67,302)	(9,724)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(2,725)	(2,725)
OCI	—	—	—	—	(111,693)	(753)	(112,446)
Dividends declared and distributions to non-controlling interests	—	—	—	(199,870)	—	(35,788)	(235,658)
Dividends and issuance of shares under dividend reinvestment plan	42,779	—	—	(42,779)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	6,208	6,208
Common shares issued upon conversion of convertible debentures	6	—	—	—	—	—	6
Issuance of common shares under employee share purchase plan	2,455	—	—	—	—	—	2,455
Share-based compensation	—	—	5,664	—	—	—	5,664
Common shares issued pursuant to share-based awards	4,479	—	(7,410)	(1,861)	—	—	(4,792)
Balance, June 30, 2022	$6,082,511	$184,299	$261	$(475,356)	$(183,370)	$1,422,722	$7,031,067
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net loss	$(262,321)	$(62,322)	$(12,711)	$(9,724)
Adjustments and items not affecting cash:
Depreciation and amortization	118,448	112,547	240,089	232,511
Deferred taxes	(62,258)	(26,228)	(44,057)	(23,080)
Initial value and unrealized gain on derivative financial instruments	(4,882)	(334)	(9,851)	(402)
Share-based compensation	3,199	3,860	3,895	3,495
Cost of equity funds used for construction purposes	(568)	(458)	(1,226)	(967)
Change in value of investments carried at fair value	311,410	143,522	132,026	184,029
Pension and post-employment expense in excess of (lower than) contributions	2,176	(823)	119	(6,436)
Distributions received from equity investments, net of income	5,588	1,282	3,554	3,384
Other	38,232	931	36,195	3,536
Net change in non-cash operating items (note 20)	112,380	(36,640)	(53,356)	(84,788)
	261,404	135,337	294,677	301,558
Financing activities
Increase in long-term debt	224,664	394,008	654,648	2,345,013
Repayments of long-term debt	(194,403)	(220,424)	(398,179)	(897,109)
Net change in commercial paper	(1,187)	165,000	91,613	(173,700)
Issuance of common shares, net of costs	1,405	1,149	3,113	2,455
Cash dividends on common shares	(75,493)	(94,177)	(171,386)	(187,558)
Dividends on preferred shares	(2,080)	(2,220)	(4,172)	(4,440)
Contributions from non-controlling interests and redeemable non-controlling interests (note 3)	98,955	—	98,955	—
Production-based cash contributions from non-controlling interest	—	2,478	9,082	6,208
Distributions to non-controlling interests, related party (note 14)	(244)	(8,354)	(12,300)	(18,360)
Distributions to non-controlling interests	(20,746)	(16,760)	(33,084)	(25,109)
Payments upon settlement of derivatives	—	—	—	(26,254)
Shares surrendered to fund withholding taxes on exercised share options	—	(3,494)	(568)	(4,120)
Increase in other long-term liabilities	6,695	2,069	11,125	7,268
Decrease in other long-term liabilities	(255)	(41,339)	(20,329)	(42,573)
	37,311	177,936	228,518	981,721
Investing activities
Additions to property, plant and equipment and intangible assets	(245,209)	(247,538)	(414,958)	(575,237)
Increase in long-term investments	(41,774)	(49,681)	(89,379)	(96,938)
Acquisitions of operating entities	—	(86)	—	(632,797)
Increase in other assets	(130)	(10,340)	(1,980)	(12,804)
Receipt of principal on development loans receivable	—	201	—	323
Decrease in long-term investments	11,749	517	11,749	2,920
	(275,364)	(306,927)	(494,568)	(1,314,533)
Effect of exchange rate differences on cash and restricted cash	369	(2,408)	872	(1,846)
Increase (decrease) in cash, cash equivalents and restricted cash	23,720	3,938	29,499	(33,100)
Cash, cash equivalents and restricted cash, beginning of period	106,964	124,351	101,185	161,389
Cash, cash equivalents and restricted cash, end of period	$130,684	$128,289	$130,684	$128,289
Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$75,489	$52,268	$178,201	$113,874
Cash paid during the period for income taxes	$2,097	$5,147	$4,138	$6,357
Cash received during the period for distributions from equity investments	$28,330	$30,762	$56,611	$61,554
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$145,594	$127,525	$145,594	$127,525
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$1,458	$25,262	$40,816	$49,713
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2022.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN’s electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s hydroelectric energy assets are primarily “run-of-river” and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. See note 21(c) for details.
(b)Recently issued accounting guidance not yet adopted

The FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method — a consensus of the Emerging Issues Task Force, which permits a reporting entity, if certain conditions are met, to elect to account for its tax equity investments by using the proportional amortization method regardless of the program from which it receives income tax credits. The amendments in this update are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the applicability and potential impact of the new guidance.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisition
(a)    Kentucky Power Company and AEP Kentucky Transmission Company, Inc.
On October 26, 2021, Liberty Utilities Co., an indirect subsidiary of AQN, entered into an agreement (the “Kentucky Acquisition Agreement”) with American Electric Power Company, Inc. (“AEP”) and AEP Transmission Company, LLC to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Transaction”). On April 17, 2023, Liberty Utilities Co. mutually agreed with AEP and AEP Transmission Company, LLC to terminate the Kentucky Acquisition Agreement. The Company recognized other net losses of $43,808 for the three months ended June 30, 2023 and $46,527 for the six months ended June 30, 2023 related to a write-off of costs incurred in preparation for the Kentucky Power Transaction and the termination of the Kentucky Acquisition Agreement. See note 16 for details.
(b)    Acquisition of Deerfield II Wind Facility
On June 15, 2023, Algonquin Power Fund (America) Inc., a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in Deerfield II wind farm for consideration of $23,142. The transaction has been accounted for as an asset acquisition. Subsequent to acquisition, the tax equity investors provided additional funding of $98,955, and a third-party construction loan of $158,550 was repaid.
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition dates.

Deerfield II
Working capital	$(10,709)
Property, plant and equipment	194,419
Long-term debt	(157,935)
Asset retirement obligation	(1,030)
Deferred tax liability	(1,603)
Total net assets acquired	23,142
Cash and cash equivalents	1,662
Net assets acquired, net of cash and cash equivalents	$21,480
4.Accounts receivable
Accounts receivable as of June 30, 2023 include unbilled revenue of $89,745 (December 31, 2022 - $149,015) from the Company’s regulated utilities. Accounts receivable as of June 30, 2023 are presented net of allowance for doubtful accounts of $28,646 (December 31, 2022 - $24,857).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective jurisdictions in which they operate. The respective Regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis (formerly called ESSAL), these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State or country	Regulatory proceeding type	Details
CalPeco Electric System	California	General rate review
On April 27, 2023, the California Public Utilities Commission (“CPUC”) issued a final order approving a revenue increase of $26,979. New rates became effective in June 2023 retroactive to January 2022. The retroactive impact of this final order was recorded in the second quarter of 2023.

St. Lawrence Gas	New York	General rate review	On June 22, 2023, the New York State Department of Public Services issued an Order authorizing a revenue increase of $5,249 to be implemented over three years. New rates became effective July 1, 2023.
Empire Electric	Missouri	Securitization
In February 2021, the Company's operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (“the Midwest Extreme Weather Event”). On January 19, 2022, Empire Electric filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event. On March 21, 2022, Empire Electric filed a petition for securitization of the costs associated with the retirement of the Asbury generating plant. On August 18, 2022, and September 22, 2022, the Missouri Public Service Commission (“the MPSC”) issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290,383 in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. Empire Electric filed an appeal of the MPSC order on November 10, 2022. On August 1, 2023 the court affirmed the amount eligible for securitization of $290,383 as compared to the Company's original aggregate request of $362,420. The Company has until August 16, 2023 to move for rehearing at the Court of Appeals, and/or file a request for transfer to the Missouri Supreme Court. If the Company determines to proceed with securitization without further appeal, the Company may incur a one-time net loss of approximately $45,000.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	June 30,	December 31,
	2023	2022
Regulatory assets
Fuel and commodity cost adjustments	321,806	388,294
Rate adjustment mechanism	185,395	136,198
Retired generating plant	176,650	174,609
Deferred capitalized costs	98,438	90,121
Income taxes	98,173	97,414
Pension and post-employment benefits	79,925	80,736
Environmental remediation	68,376	70,529
Wildfire mitigation and vegetation management	51,116	66,156
Clean energy and other customer programs	31,772	28,145
Asset retirement obligation	26,786	27,172
Debt premium	22,056	24,888
Cost of removal	11,084	11,084
Rate review costs	8,621	9,481
Long-term maintenance contract	5,917	6,504
Other	75,200	60,170
Total regulatory assets	$1,261,315	$1,271,501
Less: current regulatory assets	(136,159)	(190,393)
Non-current regulatory assets	$1,125,156	$1,081,108

Regulatory liabilities
Income taxes	$302,770	$312,671
Cost of removal	191,541	191,173
Pension and post-employment benefits	75,333	68,085
Fuel and commodity cost adjustments	24,376	25,620
Clean energy and other customer programs	12,710	11,572
Rate adjustment mechanism	1,651	343
Other	18,194	18,718
Total regulatory liabilities	$626,575	$628,182
Less: current regulatory liabilities	(74,867)	(69,865)
Non-current regulatory liabilities	$551,708	$558,317

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments
Long-term investments consist of the following:

	June 30,	December 31,
	2023	2022
Long-term investments carried at fair value
Atlantica	$1,147,691	$1,268,140
Atlantica Yield Energy Solutions Canada Inc.	64,228	74,083
Other	1,799	1,984
	$1,213,718	$1,344,207
Other long-term investments
Equity-method investees (a)	$388,516	$381,802
Development loans receivable from equity-method investees (a)	91,044	52,923
Other	27,485	27,600
	$507,045	$462,325

Income (loss) from long-term investments for the three and six months ended June 30 is as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Fair value gain (loss) on investments carried at fair value
Atlantica	$(299,653)	$(137,586)	$(120,449)	$(171,370)
Atlantica Yield Energy Solutions Canada Inc.	(11,763)	$(5,815)	(11,567)	(12,395)
Other	6	$(121)	(10)	(264)
	$(311,410)	$(143,522)	$(132,026)	$(184,029)
Dividend and interest income from investments carried at fair value
Atlantica	$21,788	$21,543	$43,577	$43,087
Atlantica Yield Energy Solutions Canada Inc.	4,821	5,397	10,678	12,691
Other	7	12	17	10
	$26,616	$26,952	$54,272	$55,788
Other long-term investments
Equity method loss	(2,434)	(2,918)	(153)	(7,449)
Interest and other income	9,532	6,108	20,223	11,621
	$7,098	$3,190	$20,070	$4,172
Loss from long-term investments	$(277,696)	$(113,380)	$(57,684)	$(124,069)

(a)Equity-method investees and development loans receivable from equity investees
The Renewable Energy Group has non-controlling interests in operating renewable energy facilities and projects under construction. The Regulated Services Group has non-controlling interest in a power transmission line project under construction and other non-regulated operating entities owned by its utilities. The Liberty Development JV Inc. platform for non-regulated renewable energy, water and other sectors is reported under Corporate. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $388,516 (December 31, 2022 - $381,802), including investments in variable interest entities ("VIEs") of $121,176 (December 31, 2022 - $122,752).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees (continued)
During the six months ended June 30, 2023, the Company made capital contributions of $10,390 to the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond) and $9,823 to projects under construction.
Summarized combined information for AQN's investments in partnerships and joint ventures is as follows:

	June 30,	December 31,
	2023	2022
Total assets	$2,749,895	$2,740,132
Total liabilities	1,522,656	1,507,079
Net assets	$1,227,239	$1,233,053
AQN's ownership interest in the entities	331,600	332,663
Difference between investment carrying amount and underlying equity in net assets(a)	56,916	49,139
AQN's investment carrying amount for the entities	$388,516	$381,802
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Summarized combined information for AQN's equity method investees (presented at 100%) is as follows:

	Six months ended June 30
	2023	2022
Revenue	$49,467	$20,455
Net income (loss)	$1,836	$(30,246)
Other comprehensive loss (a)	$(2,807)	$(125,811)
Net loss attributable to AQN	$(153)	$(7,449)
Other comprehensive loss attributable to AQN (a)	$(2,076)	$(67,352)
(a) Other comprehensive loss represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees (continued)
Except for Liberty Development Energy Solutions B.V. (“Liberty Development Energy Solutions”), the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of June 30, 2023, the Company had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided to all equity-investees as of June 30, 2023 amounts to $9,129 (December 31, 2022 - $8,824).
Summarized combined information for AQN's VIEs is as follows:

	June 30,	December 31,
	2023	2022
AQN's maximum exposure in regards to VIEs
Carrying amount	$121,176	$122,752
Development loans receivable	91,044	52,923
Performance guarantees and other commitments on behalf of VIEs	674,874	658,224
	$887,094	$833,899
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. In addition, as of June 30, 2023, the Company had issued $798,717 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of operating equity-method investees that are not considered VIEs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		June 30,	December 31,
					2023	2022
Senior unsecured revolving credit facilities (a)	—	2024-2028	N/A		$801,929	$351,786
Senior unsecured bank credit facilities and delayed draw term facility	—	2023-2031	N/A		788,906	773,643
Commercial paper	—	2024	N/A		498,613	407,000
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units)	1.18%	2026		$1,150,000	1,143,856	1,142,814
Senior unsecured notes (b)	3.38%	2023-2047		$1,490,000	1,481,682	1,496,101
Senior unsecured utility notes	6.34%	2023-2035		$142,000	153,435	154,271
Senior secured utility bonds	4.71%	2026-2044		$556,203	552,479	554,822
Canadian dollar borrowings
Senior unsecured notes	3.68%	2027-2050	C$	1,200,000	903,360	882,899
Senior secured project notes	10.21%	2027	C$	18,512	13,982	15,024
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.98%	2028-2040	CLF	1,579	81,532	77,206
					$6,419,774	$5,855,566
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400,000	298,033	$291,238
Subordinated unsecured notes	5.56%	2078-2082		$1,387,500	1,365,340	1,365,213
					$1,663,373	$1,656,451
					$8,083,147	$7,512,017
Less: current portion					(513,803)	(423,274)
					$7,569,344	$7,088,743
Short-term obligations of $760,386 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups:

	June 30,	December 31,
	2023	2022
Revolving and term credit facilities	$4,564,000	$4,513,300
Funds drawn on facilities/commercial paper issued	(2,089,600)	(1,532,493)
Letters of credit issued	(407,900)	(465,200)
Liquidity available under the facilities	$2,066,500	$2,515,607
Undrawn portion of uncommitted letter of credit facilities	(307,600)	(226,900)
Cash on hand	100,258	57,623
Total liquidity and capital reserves	$1,859,158	$2,346,330
Recent financing activities:
(a)Senior unsecured revolving credit facilities
Corporate
On June 1, 2023, the Company terminated its former $50,000 uncommitted bi-lateral credit facility.
(b)U.S. dollar senior unsecured notes
Subsequent to quarter-end, on July 31, 2023 the Company repaid a $75,000 senior unsecured note on its maturity.
As of June 30, 2023, the Company had accrued $71,703 in interest expense (December 31, 2022 - $70,274). Interest expense for the three and six months ended June 30, 2023 and 2022 consists of the following:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Long-term debt	$65,046	$65,746	$128,814	$127,832
Commercial paper, credit facility draws and related fees	27,714	5,466	52,139	9,051
Accretion of fair value adjustments	(824)	(4,471)	(4,223)	(9,014)
Capitalized interest and AFUDC capitalized on regulated property	(4,420)	(906)	(8,304)	(2,136)
Other	2,147	(1,262)	3,155	(3,217)
	$89,663	$64,573	$171,581	$122,516

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three and six months ended June 30:

	Pension benefits
	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Service cost	$3,166	$4,532	$6,093	$8,388
Non-service costs
Interest cost	7,906	6,778	16,299	12,841
Expected return on plan assets	(7,947)	(10,519)	(16,263)	(20,843)
Amortization of net actuarial losses (gains)	(71)	1,257	(195)	2,046
Amortization of prior service credits	(373)	(389)	(746)	(792)
Impact of regulatory accounts	4,588	4,664	8,683	11,002
	$4,103	$1,791	$7,778	$4,254
Net benefit cost	$7,269	$6,323	$13,871	$12,642

	OPEB
	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Service cost	$902	$1,554	$1,891	$3,109
Non-service costs
Interest cost	2,891	2,282	6,329	4,641
Expected return on plan assets	(2,331)	(2,841)	(5,077)	(5,682)
Amortization of net actuarial gains	(561)	(86)	(1,122)	(172)
Amortization of prior service credits	(213)	6	(426)	12
Impact of regulatory accounts	1,417	1,106	2,785	1,783
	$1,203	$467	$2,489	$582
Net benefit cost	$2,105	$2,021	$4,380	$3,691

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	June 30,	December 31,
	2023	2022
Contract adjustment payments	$78,056	$113,876
Asset retirement obligations	113,678	116,584
Advances in aid of construction	90,096	88,546
Environmental remediation obligation	41,092	42,457
Customer deposits	35,360	34,675
Unamortized investment tax credits	17,419	17,649
Deferred credits and contingent consideration	45,937	39,498
Preferred shares, Series C (a)	12,067	12,072
Hook-up fees	25,813	32,463
Lease liabilities	21,415	21,834
Contingent development support obligations	9,129	8,824
Note payable to related party	25,808	25,808
Other	34,004	41,156
	$549,874	$595,442
Less: current portion	(119,495)	(134,212)
	$430,379	$461,230
(a) Subsequent to quarter-end, on August 9, 2023, 36 Series C preferred shares were redeemed for C$6,906.
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Six months ended June 30
	2023	2022
Common shares, beginning of period	683,614,803	671,960,276
Dividend reinvestment plan	4,370,289	3,014,264
Exercise of share-based awards (b)	772,591	673,852
Conversion of convertible debentures	1,415	754
Common shares, end of period	688,759,098	675,649,146
On August 15, 2022, AQN re-established an at-the-market equity program (“ATM Program”) that allows the Company to issue up to $500,000 (or the equivalent in Canadian dollars) of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the Toronto Stock Exchange, the New York Stock Exchange (“NYSE”) or any other existing trading market for the common shares of the Company in Canada or the United States.
During the six months ended June 30, 2023, the Company did not issue common shares under the ATM Program. As of August 9, 2023, the Company has issued, since the inception of its initial ATM Program in 2019, a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of $551,086 ($544,295 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM Program, were $4,843.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(a)Common shares (continued)
Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which, when the plan is active, provides an opportunity for holders of AQN’s common shares who reside in Canada, the United States, or, subject to AQN’s consent, other jurisdictions, to reinvest the cash dividends paid on their common shares in additional common shares which, at AQN’s election, are either purchased on the open market or newly issued from treasury. Effective March 3, 2022, common shares purchased under the plan were issued at a 3% discount (previously at 5%) to the prevailing market price (as determined in accordance with the terms of the plan). During the six months ended June 30, 2023, AQN issued 4,370,289 common shares under the dividend reinvestment plan. Effective March 16, 2023, AQN suspended the dividend reinvestment plan. Dividends will only be paid in cash while the reinvestment plan is suspended.
(b)Share-based compensation
For the three and six months ended June 30, 2023, AQN recorded $3,199 and $3,895 (2022 - $3,860 and $3,495 respectively) in total share-based compensation expense. The compensation expense is recorded with operating expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of June 30, 2023, total unrecognized compensation costs related to non-vested share-based awards were $39,515 and are expected to be recognized over a period of 2.27 years
Share option plan
During the six months ended June 30, 2023, the Board of Directors of the Company (the "Board") approved the grant of 1,368,744 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$10.76, the market price of the underlying common shares at the date of grant. One-third of the options vest on each of December 31, 2023, 2024 and 2025. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

2023
Risk-free interest rate	3.4%
Expected volatility	27%
Expected dividend yield	8.6%
Expected life	5.50 years
Weighted average grant date fair value per option	C$1.04
Performance and restricted share units
During the six months ended June 30, 2023, a total of 2,349,180 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from February 2023 to January 2025. During the six months ended June 30, 2023, the Company settled 661,570 PSUs and RSUs in exchange for 331,038 common shares issued from treasury, and 330,532 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the six months ended June 30, 2023, the Company settled 52,379 bonus deferral RSUs in exchange for 23,678 common shares issued from treasury, and 28,701 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. During the six months ended June 30, 2023, 72,155 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Directors' deferred share units
During the six months ended June 30, 2023, 85,637 deferred share units ("DSUs") were issued pursuant to the election by Directors of the Company to defer a percentage of their directors' fee in the form of DSUs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2022	$(76,615)	$(3,514)	$8,452	$(71,677)
OCI	(18,013)	(128,838)	23,722	(123,129)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(5,489)	34,543	4,039	33,093
Net current period OCI	$(23,502)	$(94,295)	$27,761	$(90,036)
OCI attributable to the non-controlling interests	1,650	—	—	1,650
Net current period OCI attributable to shareholders of AQN	(21,852)	(94,295)	27,761	(88,386)
Balance, December 31, 2022	$(98,467)	$(97,809)	$36,213	$(160,063)
OCI	16,343	52,435	—	68,778
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(788)	1,851	(1,303)	(240)
Net current period OCI	$15,555	$54,286	$(1,303)	$68,538
OCI attributable to the non-controlling interests	(212)	—	—	(212)
Net current period OCI attributable to shareholders of AQN	$15,343	$54,286	$(1,303)	$68,326
Balance, June 30, 2023	$(83,124)	$(43,523)	$34,910	$(91,737)
Amounts reclassified from AOCI for foreign currency cumulative translation affected derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss); while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended June 30
	2023				2022
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$75,379		$0.1085		$122,636		$0.1808
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,273	C$	0.3182

	Six months ended June 30
	2023				2022
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$150,765		$0.2170		$238,209		$0.3514
Series A preferred shares	C$	3,097	C$	0.6453	C$	3,097	C$	0.6453
Series D preferred shares	C$	2,546	C$	0.6364	C$	2,546	C$	0.6364

13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three and six months ended June 30, 2023, the Company charged its equity-method investees $12,773 and $42,074, respectively (2022 - $26,547 and $33,960, respectively). Additionally, Liberty Development JV Inc. (note 6(a)), an equity-investee of the Company, provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. However, during the three and six months ended June 30, 2023 and June 30, 2022, no such development fees were charged to the Company.
Subsequent to quarter-end, on July 5, 2023, the Company provided a $35,000 non-interest-bearing loan to Liberty Development JV Inc. The joint venture used these funds to return equity to its shareholders through which the Company received $17,500.
(b)Redeemable non-controlling interest held by related party
Liberty Development Energy Solutions (note 6(a)), an equity investee of the Company, has a secured credit facility in the amount of $306,500 maturing on January 26, 2024. It is collateralized through a pledge of Atlantica Sustainable Infrastructure plc (“Atlantica”) ordinary shares. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Development Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict AY Holdings’ ability to sell or transfer its Atlantica ordinary shares. Liberty Development Energy Solutions has a preference share ownership in AY Holdings, which AQN reflects as redeemable non-controlling interest held by related party. Redemption is not considered probable as of June 30, 2023. During the three and six months ended June 30, 2023, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions of $6,348 and $12,399, respectively (2022 - $3,086 and $5,661, respectively) and recorded distributions of $6,302 and $12,300, respectively (2022 - $2,820 and $5,404, respectively).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Related party transactions (continued)
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada") in May 2019 for $96,752 (C$130,103) and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV Inc. in November 2021 for $39,376. During the three and six months ended June 30, 2023, the Company recorded distributions of $4,921 and $10,979, respectively (2022 - $5,534 and $12,956, respectively).
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$25,172	$31,100	$59,743	$71,961
Non-controlling interests - redeemable tax equity partnership units	331	1,337	662	2,936
Other net loss attributable to:
Non-controlling interests	(10,064)	(416)	(18,387)	(1,934)
	$15,439	$32,021	$42,018	$72,963
Redeemable non-controlling interest, held by related party	(6,349)	(3,086)	(12,399)	(5,661)
Net effect of non-controlling interests	$9,090	$28,935	$29,619	$67,302
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Income taxes
For the three and six months ended June 30, 2023, the income tax recovery in the unaudited interim consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5%. The differences are as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Expected income tax recovery at Canadian statutory rate	$(84,596)	$(22,562)	$(11,903)	$(6,119)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(5,560)	(6,562)	(16,718)	(19,039)
Adjustments from investments carried at fair value	40,357	17,216	11,092	18,229
Change in valuation allowance	676	(1,582)	(791)	(1,731)
Non-controlling interests share of income	2,201	4,587	12,393	15,640
Acquisition-related state deferred tax adjustments	—	—	—	7,600
Tax credits	(8,095)	(11,992)	(20,505)	(22,023)
Amortization and settlement of excess deferred income tax	(2,456)	(2,296)	(6,207)	(6,329)
Other	1,515	372	1,382	405
Income tax recovery	$(55,958)	$(22,819)	$(31,257)	$(13,367)
The following table illustrates the movement in the deferred tax valuation allowance:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Beginning balance	$97,396	$28,959	$107,583	$27,470
Charged to income tax recovery	676	(1,582)	(791)	(1,731)
Charged (reduction) to OCI	(6,418)	2,664	(15,138)	4,302
Reductions to other accounts	—	(211)	—	(211)
Ending balance	$91,654	$29,830	$91,654	$29,830
16.Other net losses
Other net losses (gains) consist of the following:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Acquisition and transition-related costs	$—	$2,315	$—	$3,940
Kentucky termination costs (a)	43,808	3,535	46,527	4,075
Acquisition-related settlement payment (b)	(11,983)	—	(11,983)	—
Other	8,542	2,802	9,285	5,367
	$40,367	$8,652	$43,829	$13,382

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Other net losses (continued)
(a)Kentucky termination costs
The loss related to the termination of the Kentucky Power Transaction includes $38,795 for the write-off of capitalized costs which are primarily related to the implementation of an enterprise software solution. The remaining amount relates to the transaction costs, severance costs, and other termination costs.
(b)Acquisition-related settlement payment
During the period, the Company received $12,814 as an acquisition-related settlement payment in connection with the Suralis (formerly called ESSAL) acquisition. The Company also incurred legal fees of $831 in relation to this settlement.

17.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of net earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings (loss) per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to the Green Equity Units (note 7) and the weighted average number of outstanding share options, PSUs, RSUs and DSUs outstanding during the period.
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Net earnings (loss) attributable to shareholders of AQN	(253,231)	(33,387)	$16,908	$57,578
Series A preferred shares dividend	1,142	1,219	2,290	2,437
Series D preferred shares dividend	938	1,001	1,882	2,003
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$(255,311)	$(35,607)	$12,736	$53,138
Weighted average number of shares
Basic	687,847,010	674,742,897	688,277,615	674,720,319
Effect of dilutive securities	—	—	2,127,104	3,046,590
Diluted	687,847,010	674,742,897	690,404,719	677,766,909
This calculation of diluted shares excludes the potential impact of the Green Equity Units and all potential incremental shares that may become issuable pursuant to outstanding securities of the Company for the three months ended June 30, 2023 and 6,350,530 securities for the six months ended June 30, 2023 as they are anti-dilutive. This calculation of diluted shares for the six months ended June 30, 2022 excludes the potential impact of 1,134,711 securities, as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
On May 11, 2023, the Company announced that its Board of Directors had initiated a strategic review of the Renewable Energy Group. On August 10, 2023, the Company announced that it will pursue a sale of the Renewable Energy Group.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under corporate.

	Three months ended June 30, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$532,233	$71,694	$—	$603,927
Other revenue	14,200	9,380	364	23,944
Fuel, power and water purchased	138,374	3,782	—	142,156
Net revenue	408,059	77,292	364	485,715
Operating expenses (recovery)	213,891	27,737	(146)	241,482
Administrative expenses	13,548	11,044	1,100	25,692
Depreciation and amortization	84,754	33,291	403	118,448
Loss on foreign exchange	—	—	6,379	6,379
Operating income (loss)	95,866	5,220	(7,372)	93,714
Interest expense	(42,724)	(16,420)	(30,519)	(89,663)
Income (loss) from long-term investments	9,332	26,259	(313,287)	(277,696)
Other expenses	(41,010)	(1,197)	(2,427)	(44,634)
Earnings (loss) before income taxes	$21,464	$13,862	$(353,605)	$(318,279)
Capital expenditures	$225,505	$19,704	$—	$245,209
(1) Renewable Energy Group revenue includes $4,328 related to net hedging gain from energy derivative contracts and availability credits for the three months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $9,083 related to alternative revenue programs for the three months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended June 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$507,095	$92,141	$—	$599,236
Other revenue	12,559	7,208	382	20,149
Fuel, power and water purchased	159,256	9,646	—	168,902
Net revenue	360,398	89,703	382	450,483
Operating expenses	179,258	27,053	19	206,330
Administrative expenses	10,966	8,510	631	20,107
Depreciation and amortization	76,228	36,057	262	112,547
Loss on foreign exchange	—	—	4,464	4,464
Operating income (loss)	93,946	18,083	(4,994)	107,035
Interest expense	(23,860)	(14,862)	(25,851)	(64,573)
Income (loss) from long-term investments	5,265	26,675	(145,320)	(113,380)
Other expenses	(2,898)	(4,723)	(6,602)	(14,223)
Earnings (loss) before income taxes	$72,453	$25,173	$(182,767)	$(85,141)
Capital expenditures	$179,878	$67,660	$—	$247,538
(1) Renewable Energy Group revenue includes $25,062 related to net hedging loss from energy derivative contracts and availability credits for the three months ended June 30, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $8,811 related to alternative revenue programs for the three months ended June 30, 2022 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	1,206,394	150,410	$—	$1,356,804
Other revenue	28,218	20,751	725	49,694
Fuel, power and water purchased	405,524	11,588	—	417,112
Net revenue	829,088	159,573	725	989,386
Operating expenses	401,315	60,447	7	461,769
Administrative expenses	21,873	18,474	3,178	43,525
Depreciation and amortization	170,611	68,836	642	240,089
Loss on foreign exchange	—	—	7,815	7,815
Operating income (loss)	235,289	11,816	(10,917)	236,188
Interest expense	(81,202)	(31,315)	(59,064)	(171,581)
Income (loss) from long-term investments	19,660	59,526	(136,870)	(57,684)
Other expenses	(45,259)	(1,197)	(4,435)	(50,891)
Earnings (loss) before income taxes	$128,488	$38,830	$(211,286)	$(43,968)
Capital expenditures	372,886	42,072	—	414,958
	June 30, 2023
Property, plant and equipment	$8,757,413	$3,550,202	$29,316	$12,336,931
Investments carried at fair value	1,799	1,211,919	—	1,213,718
Equity-method investees	57,586	322,141	8,789	388,516
Total assets	12,247,694	5,401,782	319,237	17,968,713
(1) Renewable Energy Group revenue includes $11,527 related to net hedging gain from energy derivative contracts and availability credits for the six months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $12,789 related to alternative revenue programs for the six months ended June 30, 2023 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,129,854	$177,901	$—	$1,307,755
Other revenue	27,547	16,552	768	44,867
Fuel, power and water purchased	393,828	22,585	—	416,413
Net revenue	763,573	171,868	768	936,209
Operating expenses	363,667	54,643	22	418,332
Administrative expenses	19,036	16,055	2,468	37,559
Depreciation and amortization	156,511	75,474	526	232,511
Loss on foreign exchange	—	—	4,726	4,726
	224,359	25,696	(6,974)	243,081
Gain on sale of renewable assets	—	1,200	—	1,200
Operating income (loss)	224,359	26,896	(6,974)	244,281
Interest expense	(45,286)	(30,575)	(46,655)	(122,516)
Income (loss) from long-term investments	9,774	54,301	(188,144)	(124,069)
Other expenses	(7,786)	(4,978)	(8,023)	(20,787)
Earnings (loss) before income taxes	$181,061	$45,644	$(249,796)	$(23,091)
Capital expenditures	435,463	139,774	—	575,237
	December 31, 2022
Property, plant and equipment	$8,554,938	$3,360,687	$29,260	$11,944,885
Investments carried at fair value	1,984	1,342,223	—	1,344,207
Equity-method investees	56,199	310,103	15,500	381,802
Total assets	12,109,575	5,251,933	266,105	17,627,613
(1) Renewable Energy Group revenue includes $29,892 related to net hedging loss from energy derivative contracts and availability credits for the six months ended June 30, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $15,089 related to alternative revenue programs for the six months ended June 30, 2022 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Revenue
United States	$503,777	$492,373	$1,144,201	$1,091,246
Canada	37,788	41,397	90,916	95,232
Other regions	86,306	85,615	171,381	166,144
	$627,871	$619,385	$1,406,498	$1,352,622
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 17 active lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as one non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs. Twelve lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these twelve lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In another lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In four other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as of June 30, 2023.
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$83,606	$47,603	$29,461	$12,397	$12,643	$136,244	$321,954
Natural gas supply and service agreements (2)	93,739	92,102	51,456	38,265	33,088	171,141	479,791
Service agreements	73,974	61,943	58,602	48,070	50,529	285,567	578,685
Capital projects	16,537	—	—	—	—	—	16,537
Land easements and others	13,967	14,159	14,344	14,514	14,693	500,830	572,507
Total	$281,823	$215,807	$153,863	$113,246	$110,953	$1,093,782	$1,969,474
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at June 30, 2023. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(2)     Natural gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Accounts receivable	$21,450	$(8,641)	$35,213	$(49,253)
Fuel and natural gas in storage	(12,837)	(23,362)	19,657	(7,128)
Supplies and consumables inventory	(11,678)	(3,006)	(22,454)	(10,775)
Income taxes recoverable	5,134	(861)	5,683	2,071
Prepaid expenses	13,231	(5,203)	6,183	(12,553)
Accounts payable	71,253	48,424	18,033	26,759
Accrued liabilities	38,215	(22,585)	(88,895)	30,711
Current income tax liability	(1,039)	(1,350)	2,563	853
Asset retirements and environmental obligations	363	(10,855)	(706)	(11,354)
Net regulatory assets and liabilities	(11,712)	(9,201)	(28,633)	(54,119)
	$112,380	$(36,640)	$(53,356)	$(84,788)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

June 30, 2023	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,213,718	$1,213,718	$1,149,505	$—	$64,213
Development loans and other receivables	98,313	91,547	—	91,547	—
Derivative instruments:
Commodity contracts for regulatory operations	139	139	—	139	—
Interest rate swaps designated as a hedge	65,711	65,711	—	65,711	—
Interest rate cap not designated as hedge	3,490	3,490	—	3,490	—
Congestion revenue rights not designated as hedge	7,757	7,757	—	—	7,757
Cross-currency swap designated as a net investment hedge	464	464	—	464	—
Total derivative instruments	77,561	77,561	—	69,804	7,757
Total financial assets	$1,389,592	$1,382,826	$1,149,505	$161,351	$71,970
Long-term debt	$8,083,147	$7,528,421	$2,716,700	$4,811,721	$—
Notes payable to related party	25,808	15,188	—	15,188	—
Convertible debentures	238	285	285	—	—
Preferred shares, Series C	12,067	11,943	—	11,943	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	64,370	64,370	—	—	64,370
Energy contracts not designated as hedge	11,515	11,515	—	—	11,515
Cross-currency swap designated as a net investment hedge	15,550	15,550	—	15,550	—
Cross-currency swap designated as a cash flow hedge	9,736	9,736	—	9,736	—
Commodity contracts for regulated operations	1,441	1,441	—	1,441	—
Total derivative instruments	102,612	102,612	—	26,727	75,885
Total financial liabilities	$8,223,872	$7,658,449	$2,716,985	$4,865,579	$75,885

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21. Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2022	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,344,207	$1,344,221	$1,270,138	$—	$74,083
Development loans and other receivables	53,680	50,300	—	50,300	—
Derivative instruments:
Energy contracts not designated as hedge	393	393	—	—	393
Interest rate swap designated as a hedge	69,188	69,188	—	69,188	—
Currency forward contract not designated as a hedge	2,659	2,659	—	2,659	—
Congestion revenue rights not designated as hedge	10,110	10,110	—	—	10,110
Cross-currency swap designated as a net investment hedge	1,267	1,267	—	1,267	—
Commodity contracts for regulated operations	283	283	—	283	—
Total derivative instruments	83,900	83,900	—	73,397	10,503
Total financial assets	$1,481,787	$1,478,421	$1,270,138	$123,697	$84,586
Long-term debt	$7,512,017	$6,699,031	$2,623,628	$4,075,403	—
Notes payable to related party	25,808	15,180	—	15,180	—
Convertible debentures	245	276	276	—	—
Preferred shares, Series C	12,072	11,675	—	11,675	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	120,284	120,284	—	—	120,284
Energy contracts not designated as hedge	8,617	8,617	—	—	8,617
Cross-currency swap designated as a net investment hedge	24,371	24,371	—	24,371	—
Cross-currency swap designated as a cash flow hedge	15,435	15,435	—	15,435	—
Commodity contracts for regulated operations	1,614	1,614	—	1,614	—
Total derivative instruments	170,321	170,321	—	41,420	128,901
Total financial liabilities	$7,720,463	$6,896,483	$2,623,904	$4,143,678	$128,901

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of June 30, 2023 and December 31, 2022 due to the short-term maturity of these instruments.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights ("CRRs") and the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $24.27 to $73.20 with a weighted average of $35.79 as of June 30, 2023. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $nil to $23.98 with a weighted average of $5.04 as of June 30, 2023. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 7.81% to 8.31% with a weighted average of 8.12%, and the expected volatility of Atlantica's share price ranging from 26.99% to 34.89% as of June 30, 2023. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at June 30, 2023, the commodity volume, in dekatherms, associated with the above derivative contracts was 2,755,733.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk, and Sugar Creek Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
3,772,462	September 2030	$25.00	Illinois Hub
404,612	December 2028	$29.00	PJM Western HUB
1,707,551	December 2027	$22.00	NI HUB
1,471,065	December 2027	$36.00	ERCOT North HUB
The Company is party to two interest rate swap contracts as cash flow hedges to mitigate the risk that interest rates will increase over the life of certain term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its interest rate expense on such term loan facilities. The fair value of the derivative on the designation date is amortized into earnings over the remaining life of the contract.
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
In January 2022, the Company entered into a cross-currency interest rate swap, coterminous with the Canadian Notes, to effectively convert the C$400,000 Canadian Offering into U.S. dollars. The change in the carrying amount of the Canadian Notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the Canadian Notes. An offsetting portion of the AOCI balance related to changes in fair value of the cross-currency fixed-for-fixed interest rate swap attributable to changes in the spot exchange rates is also immediately reclassified into the unaudited interim consolidated statements of operations as an offsetting loss (gain) on foreign exchange.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Effective portion of cash flow hedge	$29,949	$(20,298)	$52,435	$(81,852)
Amortization of cash flow hedge	(1,421)	(3,828)	(4,908)	(3,992)
Amounts reclassified from AOCI	7,893	11,247	6,759	14,079
OCI attributable to shareholders of AQN	$36,421	$(12,879)	$54,286	$(71,765)
The Company expects $19,722 of unrealized losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $9,629 and $9,638 for the three and six months ended June 30, 2023, respectively (2022 - gain of $395 and $220, respectively) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $6,942 and $7,009 for the three and six months ended June 30, 2023, respectively (2022 - gain of $14,929 and $10,697, respectively) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN seeks to manage this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $2,924 and $2,801 for the three and six months ended June 30, 2023, respectively (2022 - loss of $2,149 and $2,544) was recorded in OCI.
The Company is party to a C$300,000 fixed-for-fixed cross-currency interest rate swap to effectively convert Canadian dollar debentures into U.S. dollars. In February 2022, the Company settled the related cross-currency swap related to its C$200,000 debenture that was repaid. The Company designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Company’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $3,967 and $4,348 for the three and six months ended June 30, 2023, respectively (2022 - loss of $8,132 and $6,080, respectively) was recorded in OCI.
The Company is party to a fixed-for-fixed cross-currency interest rate swap to effectively convert the C$400,000 Canadian-dollar-denominated debentures into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Company’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of C$4,975 and C$4,987 for the three and six months ended June 30, 2023, respectively (2022 - loss of $8,439 and $14,252, respectively) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The Company seeks to mitigate the volatility of energy congestion charges at the ERCOT transmission grid by entering into CRRs, which as of June 30, 2023 had a notional quantity of 919,014 MW-hours at prices ranging from $0.64 per MW-hr to $19.06 per MW-hr with a weighted average of $5.97 per MW-hr for April 2023 to April 2025. These CRRs are not designated as an accounting hedge.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives and risk management (continued)
The Company is party to an interest rate cap agreement in the amount of C$390,000 for the period between January 15, 2023 and January 15, 2024. The Company was party to an interest rate swap to mitigate the interest rate risk related to debt at its Blue Hill Wind Facility. The contract was novated upon the sale of the Blue Hill Wind Facility in 2022. The loss recognized on the derivative was recorded as a reduction of the gain on sale of renewable assets on the unaudited interim consolidated statements of operations.
The Company mitigates the price risk on the expected future sale of power generation of one of its solar facilities through a long-term energy derivative contract with a notional quantity of 388,170 MW-hours, a price of $25.15 per MW-hr and expiring in August 2030 as an economic hedge to the price of energy sales. The derivative contract is not designated as an accounting hedge.
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Unrealized gain (loss) on derivative financial instruments:
Interest rate swaps	$—	$(4,680)	$—	$(4,680)
Energy derivative contracts	84	(2,352)	62	(3,103)
Commodity contracts	—	—	1,128	—
	$84	$(7,032)	$1,190	$(7,783)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	(1,537)	(157)	(3,830)	149
	$(1,537)	$(157)	$(3,830)	$149
Loss on derivative financial instruments not accounted for as hedges	(1,453)	(7,189)	(2,640)	(7,634)
Amortization of AOCI gains frozen as a result of hedge dedesignation	997	1,054	1,994	1,750
	$(456)	$(6,135)	$(646)	$(5,884)
Unaudited interim consolidated statements of operations classification:
Gain (loss) on derivative financial instruments	$1,039	$(3,313)	$3,205	$(2,569)
Non-regulated energy sales	(1,495)	(2,822)	(3,851)	(3,315)
	$(456)	$(6,135)	$(646)	$(5,884)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements. As of June 30, 2023, accounts payable include confirmed invoices from designated suppliers of $63,328 (December 31, 2022 - $16,785).
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim consolidated financial statement presentation adopted in the current period.